Mail Stop 6010
Via Facsimile and U.S. Mail

December 8, 2005

Mr. Stanley A. Galanski
President and Chief Executive Officer
The Navigators Group, Inc.
One Penn Plaza,
New York, New York 10019

> **Re:** **The Navigators Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2004**
> **File No. 0-15886**

Dear Mr. Galanski:

We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2004

Management's Discussion and Analysis

Critical Accounting Policies, page 33

1.   We note that you estimate impairment of reinsurance receivable in accounting for reinsurance. In particular, we noted that in 2003 you had a $27.6 million increase in the allowance for uncollectible reinsurance and that your reinsurance receivable increased from $350 million to $502 million in 2004. Describe in disclosure-type format the circumstances giving rise to this increase in the allowance and how these circumstances impact your remaining asbestos exposures and related reinsurance receivable amounts.

2.   Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. Please provide us the following information in disclosure-type format for each of your lines of business for each period presented.

- In calculating your reserves, you determine a best estimate of your ultimate liability rather than establishing a range of loss estimates. Describe the actuarial methods used to initially project your ultimate liability, including assumptions used, and the nature of your review of statistical data and patterns by line of business to refine your projection model.
- It appears that subsequently you adjust this initial calculation for emerging trends in claim frequency and severity, litigation and economic and social developments prior to finalizing your best estimate. Expand your disclosure to describe more specifically and quantify such adjustments to your best estimate.

3.   An objective of MD&A is to provide information about historical trends, such as claim severity and frequency, to facilitate investors' determination of the reasonably likely impact of these trends on future performance. Please avoid the use of the hypothetical 10% change in net loss reserves. Rather, quantify the impact of the reasonably likely change in gross loss reserves with separate disclosure quantifying the impact on reinsurance recoverable. Link this disclosure to your discussion of the historical and expected future impact of known trends in claim frequency and severity.

4.   You disclose that the Company estimates its premiums, losses and claim reserves based upon information received from agents, pools and syndicates ("cedants") and that a lag exists between premiums written and losses incurred and related agent or cedant reporting to you. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed premiums, losses and claim reserves as compared to direct premiums, losses and claim reserves, please provide us in disclosure-type format a discussion relating to your critical accounting estimate of this uncertainty, including the risks associated with making estimates of premiums, losses and loss reserves and the effects and expected effects of this uncertainty on your financial position and results of operations. Also, provide in disclosure-type format the following information for each period presented:

a.   The dollar amount of premiums, losses and loss reserves recorded based on information received from agents or cedants;
b.   The estimated premium for policies written by agents but not yet reported to you and the methodology used for these estimates.

     c. The time lag from when this information is reported to the agent or cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;

     d. The amount of any backlog related to the processing of this information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

     e. What process management performs to determine the accuracy and completeness of the information received from agents or cedants;

     f. Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from agents or cedants; and

     g. How management resolves disputes with agents or cedants and how often disputes occur.

5. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. Please provide us in disclosure-type format a discussion of underlying reasons for the changes in revenue and expenses associated with your investments. In particular, explain why your average yields have declined over the past three years.

6. Your insurance companies participate in a marine pool with three unaffiliated insurers. Please provide a discussion in disclosure-type format of known trends and uncertainties affecting the insurance pool and expected changes in the pool's loss experience. Include a quantification of the related impact on premium and operating results and a description of the basis upon which you determine pool participation (e.g. whether it is based on the relative volume of business ceded to the pool by each insurance company or an alternate participation arrangement).

7. Disclosure of the impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management's Discussion and Analysis. We note that you do not discuss the impact of known trends in your cash flows or unexpected variations in the timing of claim payments on future liquidity and results of operations. This disclosure appears to be particularly important given the high degree of your reliance upon reinsurance to manage liquidity and capital resources and the claim severity inherent in your business. Please provide this information in disclosure type format.

8. We note your disclosure of "underwriting results," a non-GAAP financial measure, excludes recurring items, which have occurred in prior periods and will reoccur in future periods. This non-GAAP financial measure is not described in Note 13, Segment Information. While the acceptability of a non-GAAP financial measure depends on all facts and circumstances, we do not believe that use of

such a non-GAAP measure is appropriate. Exclusion of these amounts raises significant concern about management's assertions as to the usefulness of these measures for investors and the appropriateness of their presentation in accordance with Item 10 of Regulation S-K. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us how your disclosure complies with Item 10 of Regulation S-K for the non-GAAP financial measures used within your filing.

Note 1. Organization and Summary of Significant Accounting Policies

Lloyd's Syndicate, page F-10

9.   Please provide in disclosure-type format a more detailed description of your participation rights, including their duration, any restrictions and your obligations upon termination of these rights. Explain to us your accounting for Lloyd's Syndicate 1221 transactions as follows:

- Refer us to the technical guidance upon which you based accounting for your participation in Lloyd's Syndicate 1221, including the basis for your revenue and expense recognition relating to RITC risk transfers between accident years.
- Given the difference between the recorded liability and ultimate liability estimated at the RITC date and the related cost to reinsure outstanding claims, clarify why you recorded no gain or loss on these RITC transactions.
- Quantify the impact on operating results of retrocession of the syndicate's reinsurance to Navigators Insurance Company for each period presented.
- Tell us how you accounted for participant distributions associated with these RITC transactions.

Note 7. Reinsurance, page F-30

10.   Please provide in disclosure-type format all disclosure required by paragraph 27 of SFAS 113 and paragraph 15A of SFAS 107.

11.   Please provide in disclosure-type format a detailed explanation of your accounting for the 2003 commutation of all reinsurance obligations and liabilities of Trenwick to Navigators, including why no gain or loss was recorded on this transaction.

Note 12. Commitments and Contingencies, page F-36

12.   We note that the Council of Lloyd's can assess up to 3% of your underwriting
        capacity for Syndicate 1221 in any one year as a Central Fund contribution, which
        appears to be material to your net income, and that it may further increase such
        assessments to fund a second tier of Central Fund assets. Please explain why you
        have not provided disclosures of the contingency related to these assessments in
        MD&A and/or in your financial statements in accordance with FAS 5 and, as
        applicable, SOP 97-3.

                            *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the
form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;
• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant